Morgan Stanley & Co. LLC

August 9, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Re:          SandRidge Permian Trust

SandRidge Energy, Inc.

Registration Statement on Form S-1

Registration No. 333-174492

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise that as of the date hereof, 9,622 copies of the Preliminary Prospectus dated July 29, 2011 have been distributed to prospective underwriters, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 2:00 p.m., Eastern time, on August 10, 2011 or as soon thereafter as practicable.

Very truly yours,

Morgan Stanley & Co. LLC

Raymond James & Associates, Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

As Representatives of the Several Underwriters

Morgan Stanley & Co. LLC

By:	/s/ Ashley MacNeil
Name: Ashley MacNeil
Title: Vice President

MORGAN STANLEY & CO. LLC

Member New York Stock Exchange/SIPC

1585 Broadway, New York, New York 10036